Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 54 566 3221 info@gkir.com

FOR IMMEDIATE RELEASE:

Voltaire Issues Preliminary Results for Fourth Quarter 2008 and Announces Proactive Efficiency Initiatives
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Fourth Quarter Results to be Released on Tuesday, February 17, 2009;
Conference Call Scheduled for 9:00 am ET

BILLERICA, Mass. and HERZLIYA, Israel – January 12, 2009 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of grid backbone solutions for data centers, today announced preliminary results for the fourth quarter 2008. Furthermore, the Company also announced details of proactive efficiency measures initiated this week to reduce expenses in 2009 due to the ongoing macro-economic turbulence. The Company will be releasing its financial results for the three- and twelve-month periods ending December 31, 2008 on Tuesday, February 17, 2009, before U.S. markets open.

Revenues for the fourth quarter of 2008 are expected to be in the range of $12.8 million – $13.3 million, compared to the $14.0 million – $16.0 million originally anticipated. Revenues for the quarter were lower than initially forecast given the current macro-environment’s impact on the lengthening of sale cycles. As a result, the Company is adjusting its expected non-GAAP loss EPS range for the quarter from $0.02-$0.08 non-GAAP loss per share, to $0.07 - $0.10 non-GAAP loss per share. The Company expects to report net cash, cash equivalents, marketable bonds and securities as of December 31, 2008 in excess of $55 million.

The Company anticipates that the macro-economic turbulence will continue to affect its business, at least through the first half of 2009.  This is in addition to the typical historical seasonal slowdown in the first half of the year. As such, the Company has initiated a series of cost cutting measures to curtail the growth in expenses throughout 2009, with a view to preserving cash. These measures include reducing management and employee salaries, adjusting the workforce, as well as undertaking cutbacks for additional targeted expense items. The Company remains focused on developing its innovative products and maintaining its market- leading position. These efficiency measures will not compromise the Company's research and development activities and future growth prospects.

The Company will host a conference call on February 17, 2009, at 9:00 am ET. On the call, Mr. Ronnie Kenneth, CEO and Chairman of the Board, and Mr. Josh Siegel, CFO, will review and discuss the results for the quarter and will be available to answer investor questions.

Dial-In
To participate through dial-in, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-888-668-9141	UK Dial-in Number:	0-800-917-5108
Israel Dial-in Number:	03-918-0610	International Dial-in Number:	+972-3-918-0610
at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

Live Webcast and Replay
The conference call will be broadcast live from a link on the Company’s website. To participate, please access the investor relations section of Voltaire’s website – www.voltaire.com – at least 10 minutes before the conference call is due to commence. A replay of the call will be available from the day after the call for a period of 30 days. The link to the replay will be accessible under the investor relations section of Voltaire's website – www.voltaire.com.

About Voltaire
Voltaire (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid Backbone™. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software.  Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts.

Forward Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Voltaire's plans, objectives and expectations for future results of operations and are based upon management's current estimates and projections of future results or trends. These include an assessment by management of the impact of recent turbulence in the capital markets on potential orders from companies affected by those recent events. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. Other factors include, but are not limited to, those discussed under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 5, 2008. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.